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Exhibit 21.1

AeroVironment and Current Entities

Name	Jurisdiction of Organization
AeroVironment, Inc.	Delaware
AV S.r.l. Italy
AV GmbH
AV Massachusetts, LLC	Massachusetts
AV Rhode Island, LLC	Rhode Island
AILC, Inc.	Delaware
SkyTower, Inc.	Delaware
SkyTower, LLC	Delaware
Regenerative Fuel Cell Systems, LLC	Delaware
Charger Bicycles, LLC (50%)*	Delaware

*
inactive, but never officially dissolved

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  Exhibit 21.1